N-SAR Exhibit

Managed Investment Trust
File #811-4040
Item 77D

	The Funds' board has amended the Non-Fundamental
Limitations of PaineWebber High Income Fund, PaineWebber
Investment Grade Income Fund, PaineWebber Low Duration U.S.
Government Income Fund and PaineWebber U.S. Government
Income Fund to include the following:
	purchase securities of other investment
companies, except to the extent permitted by the 1940 Act
(and except that each Fund will not purchase securities of registered open-end investment companies or registered unit investment trust in reliance on sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act) and except that this limitation does not apply to securities received or acquired as dividends, through offers of exchange, or as a result of reorganization, consolidation, or merger.